WIRELESS ATTACHMENTS, INC.

2789 S. Lamar Street

Denver, Colorado 80227

(303) 763-7527

November 14, 2011

Mr. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: Wireless Attachments, Inc.

  Registration Statement on Form S-1

  Filed July 27, 2011

  File No: 333-17528

Dear Ms. Ravitz:

We are in receipt of your letter dated October 21, 2011 and have prepared a response as well as prepared Amendment #2 to our S-1 Registration Statement. Please note that we respond to your comments by referencing the Paragraph numbers from your letter dated October 21, 2011.

1.                  Product Development, Page 1. We have reconciled our disclosure in the second paragraph of this section and the first paragraph on page 21 with the first paragraph on page 3. We have made it clear that we intend to be researching materials, technologies and processes for at least the next 12 months and thereafter anticipate that it will take an additional three to six months to create a working prototype.

2.                  Market, Page 2: We included information regarding the market size and growth statistics for the broader mobile phone market and the PV installations market because we used some of the data from these markets to extrapolate our assessment of our target market size – solar charging units for the iPods and iPhones.

3.                  Rule 144 Shares, Page 16: We have revised our disclosure to clarify how we and our shareholders are impacted by Rule 144 and Rule 144(i).

4.                  Management’s Discussion and Analysis of Financial Condition and Results, Page 25: Results of Operations: We included disclosure of the $5,000 paid to our accountants for accounting services and therefore address total expenses of $6,017.

5.                  Index to Financial Statements, page F-1: We have revised the financial statements to include Profit and Loss Statements and Cash Flow Statements for the period from Inception (September 22, 2010) to March 31, 2011 (our fiscal year end), for the first quarter ended June 30, 2011, and for the period from Inception (September 22, 2010) to June 30, 2011, as required by Rule 3-12 of Regulation S-X.

6.                  Statement of Stockholders’ Equity, Page F-8: We have revised the Stockholders’ Equity Statement to comply with FASB ASC 915-215-45-1.

Best regards,

/s/ Steve S. Sinohui

Steve S. Sinohui

President

cc: Jeffrey A. Bartholomew, Esq.

Via Email